Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges(1)

						Three Months
						Ended
						March 31
	2000	2001	2002	2003	2004	2005
			(in thousands)
Earnings
Income From Continuing Operations *	65,951	92,533	105,882	104,958	115,347	42,837
Fixed Charges	51,062	68,217	73,381	93,294	80,695	21,521
Distributed Income of Equity Investment
	—	40,800	30,938	28,003	47,213	4,719
Capitalized Interest	(4,559)	(4,000)	(4,345)	(5,290)	(4,227)	(1,102)
Total Earnings	112,454	197,550	205,856	220,965	239,028	67,975

Fixed Charges
Interest Expense	44,423	62,057	66,192	84,250	72,053	19,287
Capitalized Interest	4,559	4,000	4,345	5,290	4,227	1,102
Rental Interest Factor	2,080	2,160	2,844	3,754	4,415	1,132
Total Fixed Charges	51,062	68,217	73,381	93,294	80,695	21,521

Ratio: Earnings / Fixed Charges	2.20	2.90	2.81	2.37	2.96	3.16

*              Excludes minority interest, extraordinary loss, gain on sale of assets and undistributed equity earnings

(1)           Amounts presented for the years 2000 through 2004 have been modified from previous presentations. The difference between the current presentation and previous presentations is not greater than 0.11 for any given year.